FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 18, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Quest Diagnostics Inc - Variable Sales Forward Agreements

GlaxoSmithKline plc (GSK) today confirmed that the Variable Sales Forward Agreements (VSF Agreements) with Lehman Brothers Finance S.A., with respect to a total of 20 million shares of common stock of Quest Diagnostics Inc., have terminated with no material financial impact to GSK expected. GSK has requested that the shares, which were pledged under the VSF Agreements and held in custody by Lehman Brothers Inc, be returned to GSK.

Simon Bicknell
 Company Secretary

18 September 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  September 18, 2008

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc